Yacht Finders, Inc.
                              2308-C Kettner Blvd.
                               San Diego, CA 92101
                            Telephone (619) 232-1001
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                                                               September 5, 2005

Ms. Janice McGuirk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0511
Washington D.C. 20549

Re: File No. 333-121863
    Amendment No. 1 to Registration Statement on Form SB-2
    Filed June 23, 2005


Dear Ms. McGuirk,

We have received your letter dated August 3, 2005, and submit the following cover letter keyed to the changes in our amended registration statement.

Prospectus Cover Page

1. We have revised the disclosure throughout the prospectus to indicate there is no assurance our shares will be approved for listing on the OTC Bulletin Board or on any other listing service or exchange.

2. We have disclosed on the cover page that this is a self-underwritten offering and revised the Plan of Distribution section to include a discussion of the exemptions the company will be relying on.

Dilution

3.   We have revised the amounts to the nearest penny or NIL.

Shares being offered by the Company

4. We have revised the section to include a discussion of the self-underwritten offering and the exemptions relied upon.

Directors, Executive Officers...

5. We have adjusted our timeline forward based upon management's estimates for the time it will take to complete the registration process and raise the funding.

Competition and Competitive Position

6.   We have revised the wording regarding our competitive position.

Patents, Trademarks....

7. We did not make any revisions to this section as there has been no change to the status of any possible copyright application.

Reports to Securities Holders

8.   We have updated the address for the SEC.

Plan of Operation

9.   We have updated the current cash balance to the most recent date.

10. We have provided additional detail as to the amounts to which the director will personally fund the company's operations and a breakdown of the costs deemed necessary.

11. We have added the disclosure that our current level of operating expenses over the next twelve months includes miscellaneous office expenses, bookkeeping and audit fees and website costs.

12. We have removed the details of expenses from the Principal Products and Services section.

13. We have adjusted our timeline forward based upon management's estimates for the time it will take to complete the registration process and raise the funding.

14.  We have presented the partial funding scenarios in a tabular format.

15. We have updated the disclosure with the new June 30 figures including the amount loaned from the director.

General

16.  The auditor has modified the consent.

Sincerely,


/s/ Geoffrey Greenwood
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Geoffrey Greenwood
President & Director